UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Initial Filing)

GTx, Inc.
 (Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

40052B108
(CUSIP Number)

March 6, 2014
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of the securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40052B108

(1)	Names of Reporting Persons.

The Pyramid Peak Foundation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]
(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Tennessee

	(5)	Sole Voting Power
11,077,845

	(6)	Shared Voting Power
Number of Shares		0 shares
Beneficially Owned by
Each Reporting Person With:	(7)	Sole Dispositive Power
11,077,845

	(8)	Shared Dispositive Power
0 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

11,077,845

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]

13.	Percent of Class Represented by Amount in Row (9)

13.8%

(12)	Type of Reporting Person (See Instructions)

CO

CUSIP No. 40052B108

(1)	Names of Reporting Persons.

O. Mason Hawkins

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]
(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States

	(5)	Sole Voting Power
0 shares

	(6)	Shared Voting Power
Number of Shares		0 shares
Beneficially Owned by
Each Reporting Person With:	(7)	Sole Dispositive Power
0 shares

	(8)	Shared Dispositive Power
0 shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

0 shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ X ]

13.	Percent of Class Represented by Amount in Row (9)

0%

(12)	Type of Reporting Person (See Instructions)

IN

Item 1.

(a)	Name of Issuer

GTx, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

175 Toyota Plaza, 7th Floor Memphis, Tennessee 38103

Item 2.

(a)	Name of Person Filing

The Pyramid Peak Foundation (the “Foundation”)

Mr. O. Mason Hawkins (“Mr. Hawkins”)

(b)	Address of Principal Business Office or, if none, Residence

The Pyramid Peak Foundation
6410 Poplar Avenue
Suite 710
Memphis, Tennessee 38119

Mr. O. Mason Hawkins
6410 Poplar Avenue
Suite 900
Memphis, Tennessee 38119

(c)	Citizenship

The Foundation is a non-profit corporation formed under the laws of the State of Tennessee.

Mr. Hawkins is a citizen of the United States.

(d)	Title of Class of Securities

Common Stock, par value $0.001 (the “Common Stock”)

(e)	CUSIP Number

40052B108

Item 3.

    Item 3 is not applicable with respect to the Foundation.  This statement is being filed by Mr. Hawkins in the event he could be deemed to be a controlling person of the Foundation as a result of his status as the sole member of the Foundation.  The existence of such control is expressly disclaimed.  Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4.  Ownership.

             (a)  Amount beneficially owned:

11,077,845 shares of Common Stock, constituting 5,988,024 shares of Common Stock and 5,089,821 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock (the “Warrants”).  The Warrants are immediately exercisable, in whole or in part, for one year from March 6, 2014, at an exercise price of $1.67 per share.

             (b)  Percent of class:

13.8%, which is based on 75,161,437 shares of common stock outstanding on March 10, 2014 as reported by the Issuer and assumes the exercise of all of the Warrants.

             (c)  Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 11,077,845, which includes 5,089,821 shares of Common Stock issuable upon exercise of all of the Warrants.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,077,845, which includes 5,089,821 shares of Common Stock issuable upon exercise of all of the Warrants.

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 17, 2014	THE PYRAMID PEAK FOUNDATION

By:	/s/ Melissa Russell
Name: Melissa Russell
Title: Chief Financial Officer

/s/ O. Mason Hawkins
O. MASON HAWKINS

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of March 17, 2014.

THE PYRAMID PEAK FOUNDATION

By:	/s/ Melissa Russell
Name: Melissa Russell
Title: Chief Financial Officer

/s/ O. Mason Hawkins
O. MASON HAWKINS